CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

June 7, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Ultimax Digital, Inc. (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 000-1878543

Dear Division of Corporate Finance Staff:

On behalf of Ultimax Digital, Inc. (the "Company"), I am pleased to provide a response to the Staff’s comments on the above-referenced Draft Registration Statement.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Draft Registration Statement. All references to page numbers in these responses are to pages of the Amended Draft Registration Statement.

Cover Page

1. We note that the company expects to be a "controlled company" pursuant to NASDAQ rules due to the beneficial holdings of a Control Group. Please identify the members of and the percentage of voting power held by the "Control Group." Also, please tell us why you expect to be a "controlled company" pursuant to NASDAQ rules given your expectation that the Control Group will have 49% of the voting power of the company upon the completion of this offering.

Response: The voting power of the Control Group has been recalculated to reflect actual ownership percentages owned by the five members of the Control Group, which reflects 71.7% of the voting power of the Company as of the date hereof.

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Prospectus Summary, page 5

2. Please disclose that the company had no revenues for the years ended December 31, 2019 and December 31, 2020 and that your management and auditors have concluded that your historical recurring losses from operations and unstable cash flows from operations raise substantial doubt about your ability to continue as a going concern.

Response:  The requested disclosure has been added, updated for the years ended December 31, 2020 and December 31, 2021. Please see page 5 of the Amended Draft Registration Statement.

Summary of Risk Factors, page 12

3. Please revise your summary risk factors to include blockchain, crypto asset, and NFT specific risks associated with your planned business operations. As non-exclusive examples only, discuss the impact of high gas and transaction fees, lack of liquidity, and volatility as it relates to the NFT and Ethereum marketplace.

Response: Additional summary risk factors relevant to risks associated with NFTs, gas fees and cryptoassets have been added.

Summary of the Offering

Certain Corporate Governance Developments, page 13

4. You state that you entered into a Stockholders' Agreement and Voting Agreement with your founders and early investors. Please disclose the material terms of both agreements including any termination or transfer provisions. Add a risk factor about the agreements and disclose them as related party transactions pursuant to Item 404 of Regulation S-K. Tell us whether you intend to file the agreements as exhibits.

Response:

In response to comment 4, the risk factor has been added and disclosure has been added stating that the Voting Agreement provides agreement by the parties to vote as directed by the Company’s Chief Executive Officer Jesse Sutton and the Agreement will terminate on the one year anniversary of the Company’s Initial Public Offering.  The Voting Agreement will be filed by amendment.

Risk Factors, page 15

5. We note your disclosure that your bylaws include an exclusive forum provision. Please provide risk factor disclosure regarding the uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Since these provisions do not apply to actions arising under the Securities Act or Exchange Act, ensure that the provisions in your bylaws state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

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Response: The Company acknowledges that the forum selection provision in its By-Laws would not apply to suits arising under the Securities Exchange Act of 1934 and it further acknowledges that with respect to suits arising under the Securities Act of 1933, the enforceability of forum selection provisions has been challenged in legal proceedings. It is possible that, in connection with any applicable action brought against the Company, a court could find the forum selection provision contained in the Company’s By-Laws with respect to any such suit to be inapplicable or unenforceable in such action. The following risk factor has been added to the Registration Statement and shall be included in any future prospectus:

Our By-Laws include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our By-Laws require that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision will not apply to claims under the Securities Exchange Act of 1934, but will apply to other state and federal law claims including actions arising under the Securities Act of 1933 (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act of 1933, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act of 1933 or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our Third Amended and Restated By-Laws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in our bylaws, a court could rule that such a provision is inapplicable or unenforceable.

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Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 63

6. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Response: The following discussion of the minimum funding required to remain in business for at least the next 12 months has been added:

We anticipate that during the next 12 months, the Company will need to spend $2 million on marketing, $1 million on continued product development and $2 million on employee and consultant compensation. We expect the proceeds from this Offering will be sufficient to finance these activities. In addition, management believes it will be able to establish a revenue base which will provide additional capital for use in marketing and product development.

7. In your discussion of the conditions that raise substantial doubt about your ability to continue as a going concern, please address the terms of your notes payable and their default status.

Response:  The suggested discussion has been added.

Business, page 65

8. Please describe in detail your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators. Also, include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a regulator disagreeing with your assessment.

Response: The Company advises the Staff that it has established an internal process to determine whether any crypto assets to be offered for sale on its NFT Marketplace are securities within the meaning of the U.S. federal securities laws.  This process has been developed as a risk assessment tool and is not a legal standard or binding on regulators.

At present, the only crypto assets that the Company plans to offer will be the Company’s NFT digital trading card style of NFTs. These NFTs will be created either by the Company or by the Company’s software technology which is designed to generate compatible trading card style NFTs. The Company will not offer for sale any other crypto assets, and will not offer for sale crypto assets created by others (except as generate utilizing the Company’s software). Further, the Company will not offer for sale or support the transfer or exchange of any cryptocurrencies. The Company believes that this somewhat limits the scope of the analysis which needs to be performed. In the event that in the future the Company’s marketplace is “opened” to third party creators or different types of NFTs, the established internal process will also be applied to any such crypto assets before being listed for sale.

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The Company’s internal process has been developed based on input from internal and external counsel, including external securities counsel, and technical experts familiar with the unique attributes of crypto assets, which takes into account (i) U.S. federal securities laws, case law and other guidance (as further described below), (ii) available information and facts relating to the crypto asset (as further described below) and (iii) the deep understanding of crypto asset technologies held by representatives of the Company.

The Company’s analysis primarily focuses on the potential for crypto assets to be deemed “investment contracts” for purposes of the U.S. federal securities laws. This assessment is done by referencing the U.S. federal securities laws, Supreme Court and other judicial decisions applying the definition of a security (e.g., Howey, Reves v. Ernst & Young (1990)), the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Framework”) and factors articulated in public communications by representatives of the SEC, no-action letters and enforcement actions. The FinHub Framework identifies some of the factors that FinHub has indicated market participants should consider in assessing whether a crypto asset is offered or sold as an investment contract and, therefore, is a security (as well as some of the factors to be considered in determining whether and when a crypto asset may no longer be a security). The FinHub Framework notes that the factors are not intended to be exhaustive in evaluating whether a crypto asset is an investment contract or any other type of security, and no single factor is determinative. The FinHub Framework also notes that the stronger the presence of certain factors, the more likely that aspects of the Howey test may be met. However, the FinHub Framework does not specifically assign a weighting to any of these factors.

The Company believes it has taken a conservative approach in designing its NFTs and its marketplace and as noted, has decided to limit its marketplace to just the sale of a single style of NFT created either directly by the Company or by the Company’s software technology which generates compatible NFTs for sale on the Company’s Marketplace. No other third party NFTs or other kinds of digital assets will be sold on the Marketplace other than those generated by the Company’s software designed to generate compatible NFT trading card style NFTs .

The Company also recognizes that the application of securities laws to the facts and circumstances of specific crypto assets may be complex and subject to change, and that a determination by the Company does not guarantee any conclusion under the U.S. federal securities laws. However, the Company believes the approach outlined above allows the Company to methodically apply and analyze facts consistently across different crypto assets and across the same crypto assets over time and reflects a comprehensive and thoughtful legal analysis that is reasonably designed to facilitate consistent application of available legal guidance to crypto assets to facilitate informed risk-based business judgment.

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In addition, the Company expects its review process to continuously evolve to take into account new case law, new facts and developments in technology as well as changes in the crypto asset industry in general.

9. We note your disclosure on page 22 indicating that you may utilize established blockchains other than Ethereum to mint NTFs. Please revise your disclosure to provide a discussion of the blockchains that currently allow for the ability to mint NFTs. To the extent you intend to utilize other blockchains, provide a discussion regarding the functionality and differences in other blockchains that have the functionality to mint NFTs.

Response: Please note that the Company has made an engineering decision to utilize only the Polygon blockchain to mint NFTs rather than the Ethereum blockchain. Where appropriate, the Draft Registration Statement has been revised to reflect the use of Polygon, including a discussion of its advantages over the other blockchains capable of minting NFTs.

10. We note that you intend to allow your users to utilize crypto assets and virtual currency within your platform. Please revise to disclose whether you intend to conduct due diligence regarding the identities of the users of your platform. Include a discussion regarding any applicable know-your-customer and anti-money laundering requirements under federal or state law and how you intend to comply. Be sure to include a discussion of the process by which new users on your platform are onboarded and include risk factor disclosure regarding any failure to comply with applicable anti-money laundering and know-your-customer requirements.

Response:  The Company has added disclosure stating that, consistent with the position taken by its NFT marketplace competitors, it does not believe that its platform is subject to the provisions of the Bank Secrecy Act, and that no U.S. government or state agency has taken a contrary position. The Company further disclosed that it is carefully monitoring related legal developments and it prepared to add KYC and AML checks to its onboarding process should it be legally necessary. In addition, the suggested Risk Factor has been added.

11. Please provide a discussion regarding Ethereum gas fees and any other costs associated with the creation and transfer of NFTs or other crypto assets. Be sure to include a detailed discussion of the current average fees per transaction and how an increase in the fees would impact your business. In addition, discuss the feasibility of your NFT business model in light of the Ethereum gas prices and fees and explain how much an NFT on your platform would need to appreciate in order to break even on resale.

Response:  Please note that the Company has made an engineering decision to solely utilize the Polygon blockchain to mint NTFs rather than Ethereum. The major factor in this decision is the substantially lower Polygon gas fees to mint or transfer an NFT, which are currently approximately $0.25 or less. The use of the Polygon blockchain removes the potential business impact which might result from Ethereum’s substantially higher gas fees.  The Draft Registration Statement has been revised to reflect the use of Polygon and includes the suggested disclosure.

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12. Please revise to provide a description of your planned "Ultimax Payment Processing" platform and how it will operate. Clarify whether this platform will permit transactions with crypto assets and/or more traditional payment methods such as credit or debit cards. To the extent you intend to accept crypto assets other than Ethereum, disclose whether you intend to hold them or immediately convert them into fiat currency or into other crypto assets, and the precautions you will take to keep those crypto assets secure.

Response:  The Company has re-evaluated its development plans for its payment processing platform and as of this point in time, it has decided not to pursue its development. The Draft Registration Statement has been amended to remove references to a payment processing platform as part of its business plan.

13. Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets.

Response:  The Company has added a Plan of Operation discussion which details the significant future milestones the Company must achieve to meet its objections and the funding required to meet those milestones.

14. Please revise to provide a discussion of the specific state or federal licenses or other regulatory requirements you will have in the jurisdictions you intend to operate. As a non-exclusive example, discuss whether your NFT marketplace would be considered a "money transmitter" requiring registration as a money services business pursuant to FinCEN requirements.

Response:  The Company has added a discussion of potential state or federal licenses or other regulatory requirements as well as an analysis of the Company’s process in determining that licenses such as Federal or State money transmitter licenses or the New York Bit License do not apply to the Company’s product offering.

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Geminose, page 67

15. We note that you acquired the rights to Geminose from Silver Bullet Studios which partnered with a Swedish game development studio to develop the game. Please revise to identify the Swedish game development studio and clarify whether Majesco was involved in the development. In addition, disclose the material terms of any agreements between Ultimax Digital, Silver Bullet Studios, and the Swedish game development company including any termination provisions and file the agreement as an exhibit.

Response:  The requested disclosure has been added to the section discussing the relationship between the Company and Silver Bullet Studios. The Exhibit Index already denotes that the Video Game Publishing Agreement will be filed by amendment.

Ultimax NFT Marketplace, page 70

16. Please provide a more detailed discussion of how your NFT marketplace will operate. For example, we note that you intend to utilize smart contracts to sell your NFTs and to collect commission on the future resale of those NFTs. Revise to provide more balanced disclosure of your assumptions regarding the resale and future value of the NFTs generated on your platform and how you intend to maintain an interest in the future resale of those NFTs. Finally, include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.

Response:  The Company has added a discussion regarding the smart contract utilized in minting NFTs and the potential future resale value of NFTs. In addition, the suggested risk factor has been added.

Ultimax NFT Toolkit and Plug-in, page 73

17. We note that you intend to convert all Ether received into U.S. dollars to reduce the risks associated with holding crypto assets. To the extent you have an agreement with a third-party exchange for converting Ether to fiat currency, please disclose the material terms and file the agreement as an exhibit. In addition, discuss whether your crypto assets will be held in digital wallets, exchanges, or hardware wallets, and the security precautions you will take to keep your crypto assets secure.

Response:  Please note that the Company has made a decision to only accept fiat currency as payment for NFTs. Appropriate revisions to the discussion of the NFT marketplace have been made to reflect this change in business strategy. The section has also been revised to reflect the Company’s decision to switch to the Polygon blockchain from than the Ethereum blockchain.

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18. We note your disclosure that "Since on its base level, all purchases will be made in Ether, it will allow us to automatically deliver payment to both the game developer and the gamer who created the NFT card sold." Please reconcile this disclosure with the disclosure that you intend to immediately sell Ether for fiat currency. In that regard, we note that if payments are made in Ether directly to developers and creators crypto asset wallets, the company will need to maintain a balance of Ether to ensure payment.

Response:  The section has also been revised to reflect the Company’s decision to switch to the Polygon blockchain from the Ethereum blockchain. On a regular basis, the Company will purchase just enough of Polygon’s native token, MATIC, as is needed to mint NFTs and distribute payments to video game publishers utilizing the NFT Plug-In.

19. Please revise to discuss how revenue from the initial sale of NFTs on your platform is divided between the company and the developers and content creators. As part of your discussion, include balancing language regarding the uncertainty of NFT values, liquidity, and gas fees.

Response: The existing discussion regarding revenue split between the Company, developers and content creators has been revised to state that no guaranty will be provided that any particular NFTs will sell and that the Company will absorb all related gas fees associated with minting an NFT.

Management, page 77

20. Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.

Response:  The biographies of the Company’ executive offices and directors has been revised to comply with Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 81

21. Please revise to provide executive compensation disclosure for the most recently completed fiscal year ended December 31, 2021. Refer to Item 402 of Regulation S-K. Security Ownership of Certain Beneficial Owners and Management and Selling

Response:  The disclosure of executive compensation has been revised to reflect the most recently completed fiscal year ended December 31, 2021.

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Stockholders, page 83

22. Please disclose the natural person or persons who exercise voting and/or dispositive control with respect to the securities owned by the entities listed in the beneficial ownership table and include a row reflecting the ownership of all directors and officers as a group and identify the "Control Group".

Response:

The disclosure has been added to the discussion of the Control Group.

Report of Independent Registered Certified Public Accountants, page F-2

23. Please clarify the statement that your audit firm determined there was no physical audit matters.

Response:  Based on the fact that the Company has no inventory or other material tangible assets, the Company’s audit firm determined that there was need to perform an audit on any tangible assets.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies Revenue Recognition, page F-8

24. Please revise your revenue recognition policy to give effect to the adoption of ASU 2014- 09.

Response:

The Footnote has been revised to reflect ASU 2014- 09.

Note 5. Employee Stock-Based Compensation, page F-13

25. Please provide the additional disclosures required under ASC 718-10-50-2.

Response:

The additional disclosure required under ASC 718-10-50-2 has been added.

General

26. Please supplementally provide us with a detailed legal analysis of whether the instruments you plan to make available on your platform are securities pursuant to Section 2(a)(1) the Securities Act of 1933. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as your ongoing interest in the NFTs through the resale fee.

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Response:  Attached as Addendum A is the requested detailed legal analysis.

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  Neither the Company, nor anyone authorized to do so on its behalf, has made any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any questions, please do not hesitate to contact me at (917) 596-0905.

Sincerely,

/s/ Paul Goodman

Via: EDGAR

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ADDENDUM A

Response to Comment 26

26.  Please supplementally provide us with a detailed legal analysis of whether the instruments you plan to make available on your platform are securities pursuant to Section 2(a)(1) the Securities Act of 1933. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as your ongoing interest in the NFTs through the resale fee.

Response: In its response to Comment 8, the Company described the internal process it has established to determine whether the crypto assets to be offered for sale on its NFT Marketplace are securities within the meaning of the U.S. federal securities laws.  This process has been applied to the single type of crypto asset that the Company plans to offer on its NFT Marketplace. The Company respectfully advises the Staff that the Company does not believe that the offer and sale of its crypto assets will represent the offer and sale of a security.

Material Terms and Features of the Company’s Crypto Assets/NFTs

The Company is introducing a single type of Non-Fungible Token (“NFT”) crypto asset which is a digital trading card that is designed to represent existing and newly created artwork. This single kind of NFT will be the sole type of crypto asset offered on the Company’s NFT marketplace (the “Marketplace”). The Marketplace is not designed to, and cannot sell, any other kind of crypto asset except the Company’s single type of NFTs.

The Company’s NFTs are designed to be analogous to digital versions of age old cardboard trading cards. Each NFT will represent a digital version of artwork or an image. The Company currently has identified four separate sources of content from which NFTs will be created. They are as follows: (1) the Company plans on licensing rights to content from the owners of intellectual property of current and popular televisions shows and then commission artists to render their interpretation of specific characters and scenes from the licensed content; (2) original artwork commissioned by the Company for use in the Company’s video games; (3) original artwork created for video games owned by third parties and licensed to the Company; and (4) original artwork commissioned by the Company which is focused on specific themes, such as specific holidays and seasonal events. Thus, common to all, is that the Company will either own the rights to the content embedded in the NFT or be a licensee of the rights to the content embedded in the NFT.

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Each NFT will be created (‘minted”) to represent a single instance of digital artwork. A number of individual NFTs may be minted representing separate instances of the same content. For example, there may be multiple NFTs, each of which represents one of a number of nearly identical copies, with each NFT serialized with a 1 out of “x” designation. The NFT purchaser will own the NFT but will receive only a license to the artwork which will permit the NFT owner to display the artwork in accordance with the license terms. The purchaser may sell the NFT but there will only be a single owner of each individual NFT at any given time.

The NFTs do not represent any fractionalization of the ownership of the artwork and there is no pooling of interests in the artwork represented by any NFT. The NFTs have no function other than to be a manifestation of the underlying content which may be displayed pursuant to the license. NFTs based upon video game characters will not have any functionality in the game itself, as they are just renderings of the characters in the game. Purchasers of the NFTs have no other rights in the artwork or content. The copyright owner will retain all rights not granted to the purchaser by the license. The NFTs do not represent any form of ownership of the Company, nor do they represent any rights to receive any type of distribution or dividend from the Company.

All NFTs will be sold on the Marketplace at a fixed purchase price set by the Company based solely upon the number of nearly identical copies of each NFT to be minted. Revenue received from the sale of an NFT on the Marketplace will belong to the Company. Depending upon the Company’s contractual relationship with a licensor of underlying content of an NFT, the Company may or may not owe a license fee to the licensor as a royalty payment upon the sale of an NFT (e.g., a fee based upon a percentage of the sales price of the NFT sold). As noted, the Company will own the rights to most of the underlying content and will be a licensee of content it does not own. Royalty payments for licensed artwork will range from zero to fifty percent of the sales price.

Material Terms and Features of the Company’s Marketplace

The Marketplace, which will be implemented as both a website and mobile application, will be fully functional prior to the first sale of NFTs by the Company. No funds from the sales of NFTs are necessary to develop the Marketplace and no further development done on the Marketplace will enhance the value or functionality of any NFTs previously sold.

All marketing of NFTs to be sold on the Marketplace will focus on the NFTs as collectible items, akin to sports trading cards. The NFTs will not be marketed as investments and there will be no marketing suggesting that the value of the NFTs will appreciate. The Company has not and will not engage promoters, sponsors or third parties whose marketing efforts are intended to drive the NFTs’ price appreciation or suggesting that the NFTs are an investment. No NFTs have been distributed to the Company’s management or any other party as compensation or for any other reasons and the Company will not do so in the future.

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The only NFTs which will be offered for sale on the Marketplace will be the single style of NFT described in detail above and sold solely by the Company. Third parties will not be able to list NFTs for sale on the Marketplace . Once purchased, an NFT will remain within the Marketplace’s ecosystem. If a purchaser desires to transfer an NFT to a third party or list it on a third party exchange, the purchaser will need to export the NFT outside of the Marketplace ecosystem to their own crypto wallet. The purchaser will be obligated to pay the Polygon “gas” fees associated with the NFT export.

The Company’s NFTs Are Not Securities

The Company respectfully advises the Staff that it does not believe the NFTs it plans to offer, as described above, are securities or that the offer and sale of its NFTs through its Marketplace will represent the offer and sale of a security. In simple terms, the NFTs are just a license to a single instance of digital artwork, where “ownership” of the license is recorded on a blockchain. For the same reasons that granting a traditional license to a piece of digital art is not a security, neither the license granted nor the ownership of that license, as represented by an NFT, constitutes the sale or offer of a security.

This belief is based on judicial and SEC precedents, the terms and structure of the NFTs described above, and general market practice and understanding. In making this determination, the Company has referenced the U.S. federal securities laws, Supreme Court and other judicial decisions applying the definition of a security (e.g., Howey, Reves v. Ernst & Young (1990)), the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Framework”) and factors articulated in public communications by representatives of the SEC, no-action letters and enforcement actions. As set forth in greater detail below, the Company’s analysis has focused on whether its NFTs constitute an “investment contract”.

Based on the following analysis, the Company does not believe that the NFTs to be offered on the Company’s Marketplace are investment contracts under SEC v. W. J. Howey Co. (“Howey”) or the cases interpreting Howey. Under Howey and its progeny, the following elements must be satisfied in order to establish the existence of an investment contract: (1) an investment of money in (2) a common enterprise (3) with profits to come solely from the efforts of others. (emphasis added)

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Investment of Money

We do not believe that the purchase price of our collectible NFTs will represent an investment of money, as envisioned under Howey. However, a detailed analysis of this prong is not necessary since the Conpany’s NFTs clearly do not meet the second and third prongs of the test set forth in Howey.

No Common Enterprise

The second prong of the Howey test is not met because there is no common enterprise among the Company’s NFT purchasers or among the Company and an NFT purchaser. The Company’s NFTs each represent a single instance of a digital object, owned by a single owner, that simply represents a license to display the digital object, and does not represent a common enterprise with the Company or any other purchaser.

While customers will purchase an NFT from the Marketplace, such purchases are not in a “common enterprise” with respect to any other purchasers of the NFTs to be sold on the Marketplace (i.e., purchasers do not pool their funds together or act in concert) and the fortunes of each purchaser are not contingent upon the success of the Marketplace. Any increase in value of any particular NFT will be solely based on external market forces and not related to the success or failure of the NFT Marketplace. Thus, the Company’s NFTs lack essential attributes of an investment contract under the leading judicial precedent.

Any Value Appreciation is Not Solely Based on Efforts of the Company

In addition, the third prong of the Howey test is not met because any appreciation in the value of a purchased NFT is not solely based on the efforts of the Company. No purchaser will reasonably expect to derive profit from the future efforts of the Company since no future development on the Company’s Marketplace will enhance the functionality or the value of any NFT previously purchased. While a purchaser of an NFT may realize a return through selling it for a gain in the secondary market, any gain will be as a result of external market forces and not as a result of the managerial efforts of the Company that affect the success of the enterprise. As with other sales of digital art and collectibles, the increase in value, if any, is dependent on collector demand for the collectible asset and is not solely based upon the efforts of the Company.

Thus, it is respectfully submitted that that Company’s NFTs will not represent a security and the Company’s planned sale of NFTs will not represent the offer and sale of a security.

The FinHub Framework

Further, an analysis of the factors set forth in the FinHub Framework results in the same conclusion. The FinHub Framework identifies some of the factors that market participants should consider in assessing whether a crypto asset is offered or sold as an investment contract and, therefore a security. The FinHub Framework notes that the factors are not intended to be exhaustive in evaluating whether a crypto asset is an investment contract or any other type of security, and no single factor is determinative.

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As noted in the FinHub Framework, relevant to this inquiry is the "economic reality" of the transaction and "what character the instrument is given in commerce by the terms of the offer, the plan of distribution, and the economic inducements held out to the prospect." The inquiry, therefore, is an objective one, focused on the transaction itself and the manner in which the crypto asset is offered and sold.

Among those set forth in the FinHub Framework, the factors that are strongly present in the Company’s NFT plans are as listed below. Although not one of the following characteristics is necessarily determinative, the stronger their presence then the less likely the Howey test is met:

a.FinHub Framework Factor: The distributed ledger network and digital asset are fully developed and operational.

Analysis: The Company’s Marketplace and its associated plug-in software technology will be fully functional prior to the offering of any NFTs and no funds from the sales of NFTs are necessary to create the Marketplace or its associated plug-in software technology.

b. FinHub Framework Factor: Holders of the digital assets are immediately able to use it for its intended functionality on the network, particularly where there are built-in incentives to encourage such use.

Analysis: The primary intended functionality of the NFTs are as a collectable in the same way that sports trading cards are purchased and collected. Thus, when purchased, they can be used for their intended functionality, that is, as a collectible. NFTs will not be marketed as investments and marketing will not promote potential profits from the resale of NFTs. Further, NFTs related to video games will have no function within the games themselves and will merely be collectible images of video game characters.

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c. FinHub Framework Factor: Prospects for appreciation in the value of the digital asset are limited. For example, the design of the digital asset provides that its value will remain constant or even degrade over time, and, therefore, a reasonable purchaser would not be expected to hold the digital asset for extended periods as an investment.

Analysis: As noted above, NFTs will be sold at low prices and in multiple nearly identical serialized copies. The large number of nearly identical copies are indicative of a purchase as a collectible and not a purchase with an expectation of significant value appreciation. Further, the Company will not be facilitating a market for the resale of purchased NFTs.

d. FinHub Framework Factor: The digital asset is marketed in a manner that emphasizes the functionality of the digital asset, and not the potential for the increase in market value of the digital asset.

Analysis: The sole utility of the NFTs are as collectibles. They have no other kind of functionality. NFTs based on video game characters will have no functionality in the related video game. NFTs will not be marketed as investments and the large number of newly identical copies to be sold will suggest to purchasers that purchases as speculation may not be practical.

e. FinHub Framework Factor: If the “active participant” (“AP”) facilitates the creation of a secondary market, transfers of the digital asset may only be made by and among users of the platform.

Analysis: As noted above, the Marketplace will not facilitate the resale of NFTs that were previously purchased from the Marketplace. NFTs can be resold only on third party exchanges, and purchasers intending to do so will first need to export the NFT out of the Marketplace platform, then list the NFTs on a third party exchange, which may require the payment of a listing fee

In summary, the factors present in the Marketplace which negate an argument that any price appreciation will occur solely as a result of the effort of the Company include (a) NFT purchasers will have no share in the Company’s income or profits, (b) there is no expectation that any future development of the Marketplace would result in appreciation of the NFTs already purchased, (c) the proceeds from the sale of an NFT will not be utilized to enhance the value or functionality of any NFTs that have already been purchased, (d) the NFTs will not be marketed in a way to suggest (i) that the purchase of an NFT is an investment, (ii) that the intended use of the proceeds is to develop the network, or (iii) the potential profitability of the operations of the network, or the potential appreciation in the value of the NFTs, (e) no NFTs will be distributed as compensation to any parties, and (f) there will be no promoters, sponsors, or third parties whose marketing efforts are intended to drive the NFTs’ appreciation.

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Moreover, as noted by the FinHub Framework, “price appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting the supply and demand for an underlying asset generally is not considered ‘profit’ under the Howey test.” That is, an NFT should not be deemed a security simply because it can increase in value.

Additionally, the Company does not believe that the Second Circuit’s holding in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985) is applicable to the Company’s business model or suggests that its NFTs might be securities.  In Gary Plastic, the Court found that third party bank Certificates of Deposit structured by Merrill Lynch so that they can be resold on a resale marketplace maintained by Merrill Lynch, were potentially securities because of the purchaser’s reliance upon Merrill Lynch to maintain a marketplace and the “success of the secondary market and because the availability of CDs at competitive rates hinged on Merrill Lynch's success in finding new buyers of CDs and developing strong working relationships with issuing banks.”

The Gary Plastic facts are not analogous to the Company’s sale of NFTs especially in light of the Company’s decision not to implement resale features on its NFT Marketplace. Purchasers of NFTs will not be reliant on the Company to maintain a resale marketplace and purchasers will not be reliant on the Company’s success in finding new buyers of NFTs that have been previously purchased.

Thus, for the foregoing reasons, the Company respectfully advises the Staff that the offer and sale of its NFTs through the Company’s Marketplace will not represent the offer and sale of a security.

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